UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ATI PHYSICAL THERAPY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

00216W208

(CUSIP Number of Class of Securities)

Erik Kantz
Chief Legal Officer
ATI Physical Therapy, Inc.
2001 Butterfield Road, Suite 1600
Downers Grove, Illinois 60515-1211
Telephone: (630) 296-2223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James R. Griffin
Weil, Gotshal & Manges LLP
200 Crescent Court
Suite 300, Dallas, Texas 75201
Telephone: (214) 746-7700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission by ATI Physical Therapy, Inc., a Delaware corporation (“ATI”), on December 17, 2024, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on January 3, 2025 and Amendment No. 2 to the Schedule TO filed with the SEC on January 8, 2025 (as it may be further amended and supplemented from time to time, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended, in connection with ATI’s offer to purchase up to 1,650,000 shares of its Class A common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $2.85 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated December 17, 2024, and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

ITEM 11.	Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following text thereto:

On January 16, 2025, ATI issued a press release announcing the termination of the Offer due to the Minimum Condition not being satisfied. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press Release issued by ATI on January 16, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: January 16, 2025

ATI Physical Therapy, Inc.

By:	/s/ Erik Kantz
Name: Erik Kantz Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2024.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, dated December 17, 2024.*
(a)(5)(A)	Press Release issued by ATI on December 17, 2024.*
(a)(5)(B)	Employee Letter issued by ATI on December 17, 2024.*
(a)(5)(C)	Tender Reminder Letter issued by ATI on January 3, 2025.*
(a)(5)(D)	Press Release Issued by ATI on January 16, 2025.**
(b)(1)	Third Amendment to Note Purchase Agreement, dated December 12, 2024, by and among ATI, Wilco Holdco, Inc. (“Wilco”), Wilco Intermediate Holdings, Inc. (“Holdings”), ATI Holdings Acquisition, Inc. (“Opco”), the subsidiary guarantors party thereto, the purchasers from time to time party thereto (in such capacity, the “Third Amendment Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(2)	Form of Third Amendment Notes (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(3)	Escrow Agreement, dated as of December 12, 2024, by and among ATI, the Third Amendment Purchasers and Computershare Trust Company, N.A. (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(b)(4)	Amendment No. 3 to the Credit Agreement and Amendment No. 1 to Parent Loan Guaranty, dated December 13, 2024, by and among ATI, Wilco, Holdings, Opco, the subsidiary guarantors party thereto, the lenders from time to time party thereto, HPS Investment Partners, as lender representative, and Barclays Bank plc, as administrative agent (incorporated by reference to the Form 8-K filed by ATI on December 17, 2024).
(d)	Non-Tender Agreement, dated as of December 14, 2024, by and among the persons listed on Schedule A thereto, in each such person’s capacity as a stockholder of ATI, and ATI.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

* Previously filed.

** Filed herewith.